EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-198895 on Form S-8 of our reports dated March 1, 2017, relating to the consolidated and combined financial statements of Vectrus, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph stating that the financial statements on and prior to September 26, 2014, were prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations of the Company had it been operated as an independent entity), and the effectiveness of Vectrus Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Vectrus, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 1, 2017